FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

under the

Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 000-29880

Virginia Mines Inc.

200-116 St-Pierre

Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: October 30, 2012

Press Release October 30, 2012

NEW RESULTS ON THE WABAMISK PROJECT THE MUSTANG VEIN RETURNS UP TO 23.28 g/t Au OVER 4.6 METRES AND IS CONFIRMED OVER 425 METRES AT SURFACE

Virginia Mines Inc. (“Virginia”) is pleased to announce new results from the exploration campaign that ended in October on its Wabamisk project, located in the Opinaca Reservoir region on the James-Bay territory. The property consists of 947 claims and covers an area of over 49 square kilometres within the Archean volcano-sedimentary belt of the Eastmain River.

During fall, Virginia focused mechanical stripping, geological mapping and channel sampling on the gold-bearing quartz vein, which returned up to 9.66 g/t Au over 4 metres in trench WB2012TR011 (press release of September 5, 2012). Work proved that this structure, now called the Mustang Vein, displays a good continuity and an important lateral extension at surface. The vein was followed almost continuously in the extension of trench WB2012TR011 and in new trenches WB2012TR081, TR045-049 and TR046, and its lateral extension is now confirmed over 425 metres (figure 1). It remains entirely open under the overburden at both ends. As seen at surface, the Mustang Vein and its alteration envelope (silica-sericite-biotite) form a slightly sigmoidal structure of metric to plurimetric thickness. The vein is WSW-ENE oriented with a steep dip (75°- 80°) to the north. Many visible gold grains, some of which were very coarse in places, were found in several locations all along the Mustang Vein. Although sulphides are not abundant in the vein, the alteration envelope contains up to 5% disseminated arsenopyrite and a few gold grains locally.

The recently-stripped parts of the Mustang Vein were systematically channel sampled along regularly-spaced lines whose location was not biased by the presence of numerous visible gold grains. The results obtained are thus variable because of the free nature of gold in the Mustang Vein. The best result was 23.28 uncut (11.14 cut) g/t Au over 4.6 metres in channel R6 of trench TR045-049. Several other channels also yielded encouraging results with 18.15 g/t Au over 1.7 metres (R5-TR011), 8.47 g/t Au over 2.4 metres (R12-TR011), 4.46 g/t Au over 2.7 metres (R7-TR011), 3.71 g/t Au over 3 metres (R8-TR011), 10.15 g/t Au over 0.85 metres (R2-TR081), 3.6 g/t Au over 5 metres (R13-TR081), 7.65 g/t Au over 1.7 metres (R15-TR081) and 3.29 g/t Au over 2 metres (R16-TR081). It is interesting to note that many of these results are concentrated in the area where the Mustang Vein curves and changes direction. The other channels returned results generally varying between 1.05 g/t Au over 7.3 metres and 1.42 g/t Au over 0.5 metres. The complete channel sampling results are available in the annexed table and in figures 2 to 4.

Mapping and prospecting carried out outside the main stripped zone also led to the discovery of other interesting gold showings in several locations on the Wabamisk grid. Most of these showings consist of centimetric to decimetric quartz veins locally containing visible gold and hosted within variably silicified and chloritized metasediments (wackes) with traces of sulphides (arsenopyrite and pyrrhotite). Grab samples collected to characterize these new showings returned values varying between 1.6 and 27.6 g/t Au while channel samples yielded results ranging from low values to values of up to 6.73 g/t Au over 2 metres (figure 5).

These gold showings are similar to those of the main stripped zone and are all part of the same field of auriferous quartz veins now traced over 7 kilometres and where it remains totally open within the folded, meta-wacke sequence. The west portion of this vein field is located over the Anatacau portion of the property, in which Virginia has the option to acquire IAMGOLD Inc.’s 100% interest in consideration of exploration expenditures of $3 million before December 31, 2015.

Virginia is quite encouraged by these new developments. The discovery of the Mustang Vein confirms the potential of the gold system for hosting thick and continuous veins. This multi-kilometre vein field remains largely unexplored and constitutes a very promising target. In the months ahead, Virginia will integrate and interpret all results and will commence, in the winter of 2013, a first diamond drilling program with the purpose of testing this system at depth. A detailed presentation about this very significant new discovery is available on Virginia’s website at

http://minesvirginia.com/en/index.php/news-en/wabamisk-2012-presentation/.

The table and figures may be viewed at:

http://media3.marketwire.com/docs/mapsvirginia1030.pdf

******

Work was carried out by the personnel of Virginia Mines Inc. under the supervision of Geological Engineer, Paul Archer who is a Qualified Person (as defined by National Instrument 43-101) and has cumulated more than 30 years of experience in exploration. He has read and approved the contents of this press release.

QUALITY CONTROL

In 2004, Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of its exploration results. This program includes the systematic addition of blank samples and certified standards to each batch sample sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples were analyzed by ALS Chemex Inc. in Val d’Or. Samples from quartz veins and altered zones are analyzed by metallic-sieve method while non-mineralized wall rocks are analyzed by fire-assay followed by atomic absorption according to industry standards.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.5 million as at August 31, 2012, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 15 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Paul Archer, Vice-President Exploration

200-116 St-Pierre Quebec, QC G1K 4A7 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.